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Washington, D.C. 20549

Re:	Global Traffic Network, Inc.

Schedule 13E-3 filed August 9, 2011

File No. 005-81708

Schedule TO filed August 9, 2011

File No. 005-81708

Filed by GTCR Gridlock Acquisition Sub, Inc., et al.

Schedule 14D-9 filed August 9, 2011

File No. 005-81708

Filed by Global Traffic Network, Inc.

Dear Mr. Panos,

On behalf of GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), GTCR Gridlock Holdings, Inc., GTCR Gridlock Partners, Ltd., GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP, and GTCR Investment X AIV Ltd. (collectively, the “Purchaser Group”), we hereby submit this letter in response to the August 15, 2011 letter of the staff (the “Staff”) of the Securities and Exchange Commission in respect of the Transaction Statement on Schedule 13E-3 filed by the Purchaser Group, Global Traffic Network, Inc. (“Global”) and Mr. William L. Yde III on August 9, 2011 (the “Schedule 13E-3”), the Tender Offer Statement on Schedule TO filed by the Purchaser Group on August 9, 2011 (the “Schedule TO”), and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Global on August 9, 2011 (the “Schedule 14D-9”), each in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock of Global.

August 18, 2011

The Purchaser Group’s responses to the Staff’s comments are set forth in this letter. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Purchaser Group’s responses. We propose to revise the disclosure in response to certain of the Staff’s comments and, where applicable, we have included our proposed amendments to the disclosure together with our responses. We would plan to file amendments to the Schedule 13E-3, the Schedule TO and the Schedule 14D-9, as applicable, promptly following receipt of confirmation that the Staff has no further comments on the disclosure. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO.

Schedule 13E-3

1.	Rule 13e-3, by its terms, only applies to issuers and their affiliates. Revise the section titled “Introduction” to remove the qualifying language concerning the application of Rule 13e-3 to Purchaser, Parent and U.S. Parent. Rule 13e-3 does not include language that authorizes filing parties to disclaim affiliate status by stating that the person “may be considered” an affiliate. Similarly, Rule 13e-3 does not authorize the filing parties to challenge the applicability of Rule 13e-3 by stating that a transaction or series of transactions “may be considered to constitute a ‘going private’ transaction…” Please revise this section and any other disclosure to remove the implication that the filing parties are seeking to contest or create doubt as to the application of Rule 13e-3 to the contemplated series of transactions.

Response: The Purchaser Group, Mr. Yde and Global will revise the disclosure in the Schedule 13E-3 to remove the implication that the filing parties are seeking to contest or create doubt as to the application of Rule 13e-3 to the contemplated series of transactions. The Purchaser Group proposes to amend the third paragraph of the section titled “Introduction” in the Schedule 13E-3 as follows:

“In connection with the Merger Agreement, the Chairman entered into a Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, with Parent (the “Contribution Agreement”), which is attached as Exhibit (d)(2) to this Transaction Statement. As a result of the transactions contemplated by the Contribution Agreement, Purchaser, Parent and U.S. Parent ~~may be~~are considered ~~an affiliate~~affiliates of Global, and the transactions contemplated by the Merger Agreement ~~may be considered to~~ constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. ~~Therefore~~As a result, the Purchaser Group ~~may be~~, Mr. Yde and Global are required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO dated August 9, 2011, and the Schedule 14D-9, a copy of which is filed as Exhibit (a)(2)(A) to this Transaction Statement, and express their views as to the fairness of the transactions to Global’s unaffiliated stockholders. The Filing Persons make the statements in this Transaction Statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.”

August 18, 2011

2.	We noticed the statement that “none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.” Use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information contain in the schedule is true, complete and correct. See Rule 13e-100.

Response: The Purchaser Group, Mr. Yde and Global will revise the disclosure in the Schedule 13E-3 to delete the last sentence of the last paragraph in the section titled “Introduction” in the Schedule 13E-3, which contains the disclaimer referenced in the Staff’s comment.

Exhibit 99.(C)(2)

3.	The disclosure beneath the heading “Disclaimer” indicates the presentation was prepared for the exclusive use of the Directors of Global. Please revise to remove the implication that security holders may not rely on the information produced by Moelis & Company. For example, include at the beginning of this exhibit a statement from the exhibit’s author granting consent to Global security holders to use the information in their evaluations of the proposed transactions. Alternatively, revise the cited exhibit to include a cover page that includes the disclosures described in this excerpt from the Division’s Current Issues and Rulemaking Projects Outline available at the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: The Purchaser Group, Mr. Yde and Global will revise the disclaimer on page 1 of Exhibit 99.(c)(2) of the Schedule 13E-3 to remove the implication that security holders may not rely on the information produced by Moelis & Company. The first sentence of the first paragraph under the heading “Disclaimer” on page 1 of Exhibit 99.(c)(2) to the Schedule 13E-3 is proposed to be amended as follows:

“This presentation has been prepared by Moelis & Company LLC (“Moelis”) for ~~exclusive use by~~ the Special Committee of the Board of Directors of Global Traffic Network (“GNET” or the “Company”) in considering the transaction described herein based on information provided by the Company and publicly available information.”

In addition, the last sentence under the heading “Disclaimer” on page 1 of Exhibit 99.(c)(2) to the Schedule 13E-3 is proposed to be amended as follows:

“This presentation is confidential and may not be disclosed to any other person ~~or relied upon~~ without the prior written consent of Moelis.”

August 18, 2011

Schedule TO

Introduction, page 10

4.	Notwithstanding the disclosure in the Schedule 14D-9, revise to quantify the compensation Global expects to pay Moelis. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Purchaser Group will revise the disclosure to quantify the compensation Global expects to pay Moelis. The Purchaser Group proposes to amend the second paragraph on page 12 of the Offer to Purchase in the section titled “Introduction” as follows:

“Moelis & Company (“Moelis”), financial advisor to Global, delivered its opinion to Global’s special committee that, as of August 2, 2011 and based upon and subject to the factors, assumptions, procedures, qualifications and limitations set forth in its opinion, the $14.00 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders, other than Mr. Yde and Global’s executive management. Moelis provided its opinion for the information and assistance of Global’s special committee in connection with its consideration of the Offer and the Merger. At the request of the special committee, Moelis has authorized Global’s board of directors to rely upon the Moelis opinion. A copy of Moelis’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, together with a summary of the material financial analyses utilized by Moelis in connection with providing its opinion, is included in, or as an Annex to, Global’s Solicitation/ Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to Global shareholders concurrently herewith. The Moelis opinion is not a recommendation as to whether or not any holder of Shares should tender Shares in the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, August 2, 2011. ~~Pursuant~~Parent and the Purchaser have been advised that pursuant to an engagement letter between Global and Moelis, Global has agreed to pay Moelis ~~customary compensation~~a fee of approximately $1,250,000 for its services, ~~consisting of a fee paid~~ of which $500,000 was payable upon delivery of ~~Moelis’s~~its opinion~~, and a transaction fee based upon the aggregate consideration payable in the transaction, which transaction fee~~ and of which $750,000 is contingent upon the consummation of the Offer and the Merger. In addition, Global has agreed to indemnify Moelis for certain liabilities arising out of its engagement.”

Position of William L. Yde III and the Purchaser group Regarding Fairness…, page 19

5.	Revise to indicate the extent to which these affiliates considered going concern value as a factor in determining whether or not the proposed transaction is reasonably fair to unaffiliated security holders. See Instruction 2 to Item 1014 of Regulation M-A and Q&A numbers 19-20 in Exchange Act Release 17719 (August 13, 1981).

August 18, 2011

Response: With respect to Mr. Yde, as disclosed on page 19 of the Offer to Purchase under the heading “Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger—Position of William L. Yde III”, Mr. Yde did not undertake a formal evaluation of the fairness of the Offer and the Merger or engage a financial advisor for these purposes. In stating his belief that the Offer and the Merger are substantively and procedurally fair to the unaffiliated stockholders of Global, Mr. Yde expressed his agreement with, and expressly adopted the findings and related analyses of, the special committee of Global’s board of directors as set forth in Global’s Schedule 14D-9 under “Item 4(b). The Solicitation and Recommendation—Reasons for the Recommendation of the Special Committee and Global’s Board of Directors.” The special committee considered the going concern value of Global in determining whether the proposed transaction is fair to the unaffiliated shareholders of Global. Please see page 23 of the Schedule 14D-9 under the sub-heading “Other Factors” for a discussion of the special committee’s consideration of Global’s going concern value as a factor in determining that the proposed transaction is fair to Global’s unaffiliated shareholders.

With respect to the Purchaser Group, we respectfully refer the Staff to the disclosure contained in the second paragraph of page 22 of the Offer to Purchase, which addresses the Purchaser Group’s consideration of Global’s going concern value in determining whether the proposed transaction is fair to the unaffiliated shareholders of Global.

Determination of Validity, page 57

6.	We noticed that the Purchaser believes its determinations are final and binding. Revise to indicate that security holders may challenge the Purchaser’s determinations in a court of competent jurisdiction. In addition, please make corresponding revisions throughout the document wherever Purchaser has represented that its decisions are final and binding.

Response: The Purchaser Group will revise the disclosure to indicate that security holders may challenge the Purchaser’s determinations in a court of competent jurisdiction. The Purchaser Group proposes to amend the first and second sentences of the first paragraph under the sub-section captioned “Determination of Validity” on page 57 of the Offer to Purchase as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding, subject to the rights of tendering shareholders to challenge our determination in a court of competent jurisdiction. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions,

August 18, 2011

and the Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) shall be final and binding, subject to the rights of tendering shareholders to challenge our determination in a court of competent jurisdiction.”

Exchange Act Registration, page 62

7.	We noticed that an expectation exists that Global will deregister the subject class of securities under the Exchange Act. Disclose, if true, the extent to which any affiliated filing person will become the beneficiary of Global’s savings associated with bypassing the compliance costs associated with the regulatory requirements under the federal securities laws. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Response: The Purchaser Group will revise the disclosure to indicate that the cost savings expected to be realized from ceasing to be a public company, including the elimination of the compliance costs associated with the regulatory requirements under the federal securities laws, are expected to be approximately $1.1 million annually and that, as the limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from such cost reductions. The Purchaser Group proposes to amend the last paragraph on page 62 of the Offer to Purchase under the caption “The Offer—Section 6. Effects of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations—Exchange Act Registration” as follows:

“Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of Global subject to registration, would substantially reduce the information required to be furnished by Global to its shareholders and would make certain provisions of the Exchange Act no longer applicable to Global, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders. Furthermore, the ability of “affiliates” of Global and persons holding “restricted securities” of Global to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Global will apply for termination of registration of the Shares under the Exchange Act after the completion of the Merger. The annual cost savings to be realized from ceasing to be a public company, including the elimination of certain compliance costs associated with the regulatory requirements under the federal securities laws, are expected to be approximately $1.1 million annually. As limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from such cost reductions.”

August 18, 2011

Summary Financial Information, page 64

8.	We noticed that Global suffered a net loss per common share for the fiscal year ended June 30, 2009. Revise to state in an appropriate location, if true, that the affiliated filing persons will become the beneficiaries of Global’s future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: The Purchaser Group will revise the disclosure to indicate that (a) Global historically generates operating loss carryforwards with respect to its operations in Canada and the United Kingdom, (b) current operating loss carryforwards for such jurisdictions are approximately $15.5 million and $3.4 million respectively and (c) as limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from these operating loss carryforwards, if and to the extent actually used by Global to offset future taxable income in these jurisdictions. The Purchaser Group proposes to amend the information set forth in the Offer to Purchase in the section titled “Special Factors—Section 5. Effects of the Offer” by adding the following paragraph to page 23, immediately after the table and related footnotes on such page:

“Global has historically generated operating losses with respect to its operations in Canada and the United Kingdom, which have resulted in operating loss carryforwards that Global may be able to use to offset future taxable income in those jurisdictions. Global has advised us that it has approximately $15.5 million in operating loss carryforwards in Canada and approximately $3.4 million in operating loss carryforwards in the United Kingdom. Global has advised us that it does not have any operating loss carryforwards in the United States or Australia. As limited partners of Parent, Mr. Yde and the Sponsors may indirectly benefit from any tax savings generated by these operating loss carryforwards, if and to the extent actually used by Global to offset future taxable income in these jurisdictions. The Purchaser Group did not consider these operating loss carryforwards to be material in connection with their review and evaluation of the Offer and the Merger.”

Source and Amount of Funds, page 69

9.	Please direct us to the specific information concerning the terms associated with the amount of funds to be borrowed, or revise. See Item 1007(d) of Regulation M-A.

Response: The Purchaser Group will revise the disclosure to describe the material terms associated with the amount of funds to be borrowed by U.S. Parent from GTCR Fund X/A AIV LP (or its permitted assignee) pursuant to the Commitment Letter. The Purchaser Group proposes to amend and restate the second paragraph under the caption “The Offer—Section 10. Source and Amount of Funds” on page 69 of the Offer to Purchase as follows:

“The Commitment Letter provides that an aggregate amount of $60,000,000 of the Commitment will be funded by Fund X/A AIV (or its permitted assignees) in consideration of debt securities or other indebtedness of U.S. Parent. Definitive documentation with respect to the funds to be borrowed by U.S. Parent from Fund X/A AIV (or its permitted assignees) has not yet been drafted or negotiated. However, Parent and the Purchaser expect that these borrowings will be unsecured, will bear interest at a rate of twelve percent annum and will mature in six years. U.S. Parent will be permitted to prepay the borrowings to Fund X/A AIV (or its permitted assignees), in whole or in part, at any time, without penalty. U.S. Parent will not be subject to any restrictive covenants in favor of Fund X/A AIV (or its permitted assignees), and there will be no mandatory amortization prior to the final maturity date. For a description of the Commitment Letter, see “Special Factors—Section 6. Summary of the Merger Agreement and Other Agreements—Commitment.”

Conditions of the Offer, page 69

10.	We noticed that the offerors believe that the conditions may be asserted “regardless of the circumstances giving rise to any such conditions.” The inclusion of offer conditions that enable the offerors to assert conditions pursuant to subjective standards may result in a determination that the offer is illusory and in contravention of Section 14(e). Please revise to remove the implication that the offer conditions may be asserted upon any action or inaction by the offerors.

August 18, 2011

Response: The Purchaser Group will revise the disclosure to clarify that the offer conditions may not be asserted based upon the action or inaction of the offerors. The Purchaser Group proposes to amend the second paragraph under the caption “The Offer—Section 11. Conditions of the Offer” in the Offer to Purchase as follows:

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Parent and the Purchaser may not assert any offer condition if the circumstance giving rise to such condition resulted from the action or inaction of Parent or the Purchaser. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.”

11.	We noticed the disclosure that the failure by the offerors to exercise any of the rights arising from the offer conditions “shall not be deemed a waiver of such right.” We disagree. If an offer condition is triggered and the offerors determine to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Please revise the disclosure to remove the implication that the offerors reserve the right to not timely disclose the existence of offer conditions which have been triggered.

Response: The Purchaser Group confirms their understanding that, if an offer condition is triggered at the Expiration Date and the offerors determine to proceed with the offer, this constitutes a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Purchaser may be required to extend the Offer and/or circulate new disclosure to shareholders. In that regard, the Purchaser Group will revise the disclosure to clarify that the Parent and the Purchaser will notify shareholders whether or not a condition to the Offer has been waived. The Purchaser Group proposes to amend the second paragraph under the caption “The Offer—Section 11. Conditions of the Offer” in the Offer to Purchase as follows:

August 18, 2011

“The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date. Notwithstanding the foregoing, the failure of Parent or the Purchaser to assert a condition to the Offer that is not satisfied at the Expiration Date shall be deemed to constitute a waiver by Parent and the Purchaser of such condition to the Offer. Parent and the Purchaser will promptly inform shareholders if a material condition to the Offer has been waived and file an amendment to the Schedule TO. In addition, depending on the materiality of the waived condition and the number of days remaining in the Offer, Parent and the Purchaser may be required to disseminate additional tender offer materials and/or extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act.”

Miscellaneous, page 73

12.	We note the disclosure that the offerors will not accept tenders from or on behalf of holders of shares residing in a jurisdiction where the offerors cannot comply with that jurisdiction’s applicable law. Please confirm, if true, that this language only refers to excluding target security holders in a U.S. state pursuant to Rule 14d-10(b)(2). Otherwise, note that the all-holders provision in Exchange Act Rule 14d-10(a)(1) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33- 8957. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S., or advise as to how the offerors intend to comply with the all-holders provision in Rule 14d-10(a)(1) with respect to such non U.S. holders.

Response: The Purchaser Group confirms that the disclosure that the offerors will not accept tenders from or on behalf of holders of shares residing in a jurisdiction where the offerors cannot comply with that jurisdiction’s applicable law only refers to excluding target security holders in a U.S. state pursuant to Rule 14d-10(b)(2).

August 18, 2011

Schedule 14D-9

Annex B

13.	We noticed the disclosure that the opinion of Moelis could not be disclosed without their prior written consent. In an appropriate location in the Schedule 14D-9, please indicate whether or not Moelis has consented to the public release of their opinion.

Response: Global will revise the disclosure in the Schedule 14D-9 to indicate that Moelis has consented to the public release of its opinion. Global proposes to add the following sentence at the end of the second paragraph under “Item 5. Persons/Assets Retained, Employed, Compensated or Used—Opinion of Financial Advisor to the Special Committee” of the Schedule 14D-9:

“Moelis has consented to our disclosure of its opinion attached as Annex B to this Schedule 14D-9.”

Acknowledgment

In response to the Staff’s comments, attached as Exhibit A to this letter is a written statement, signed by each filing person, acknowledging certain matters as requested by the Staff.

If you have any questions regarding the foregoing responses or need additional information, please do not hesitate to contact me by telephone at (312) 876-6514.

Sincerely,

/s/ Bradley C. Faris
Bradley C. Faris
of LATHAM & WATKINS LLP

cc:	Christian B. McGrath, GTCR LLC
Ted Sonnenschein, Latham & Watkins LLP
Thomas C. Janson, Milbank, Tweed, Hadley & McCloy LLP
David Schwartz, Milbank, Tweed, Hadley & McCloy LLP
Edward Rayner, Esq., Pryor Cashman LLP

Enclosure

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned filing persons acknowledges that:

•	Such filing person is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the letter to which this Acknowledgement is attached;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GTCR GRIDLOCK ACQUISITION SUB, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS (CAYMAN) L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK PARTNERS, LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR FUND X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR FUND X/C AIV LP

By:	GTCR Partners X/A&C AIV Ltd.
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody
Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

WILLIAM L. YDE III

By:	/s/ William L. Yde III
Name:	William L. Yde III